UNITED STATES
    SECURITIES AND EXCHANGE COMMISSION
          WASHINGTON, D.C. 20549

                FORM 12B-25
                                                           SEC FILE NUMBERS

                                                              33-75510-01
                                                                1-12944

        NOTIFICATION OF LATE FILING
                                                             CUSIP NUMBER

                                                                46623YAA3
(CHECK ONE):  [X] Form 10-K and Form 10-KSB
              [ ] Form 20-F    [ ]Form 11-K
              [ ] Form 10-Q and Form 10-QSB
              [ ] Form N-SAR

For Period Ended: December 27, 1997
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________

  Read Attached Instruction Sheet Before preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

            JPS AUTOMOTIVE L.P.
            JPS AUTOMOTIVE PRODUCTS CORP.
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Full Name of Registrant


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Former Name if Applicable


            701 MCCULLOUGH DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)


            CHARLOTTE, NORTH CAROLINA 28262
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City, State and Zip Code






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



PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]                  (b)            The subject annual report, semi-annual
                                    report, transition report on Form 10-K, Form
                                    20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10- QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

            On December 11, 1996, Collins & Aikman Products Co. ("C&A") acquired all of the outstanding equity of the Registrants. During 1997 and continuing into 1998, C&A has been developing plans for the Registrants to rationalize manufacturing locations, as well as marketing and administrative functions. The rationalization process involves a number of transactions and planned transactions having multiple accounting implications. In addition, under the terms of the indenture governing the Registrants' 11 1/8% Senior Notes due 2001, an investment banking firm must opine as to the fairness from a financial point of view of many of these transactions and planned transactions. As part of the process of obtaining the investment banking firm's opinion, the terms and conditions of these transactions and planned transactions continued to be refined and were only very recently finalized. Accounting adjustments based on the final terms of the transactions continue to be made. The foregoing has rendered the Registrants unable to file their Form 10-K by March 27, 1998.

PART IV --- OTHER INFORMATION

(1) Name and telephone number of person, to contact in regard to this notification

            John F.  Grossbauer                          (704) 548-2351
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                   (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ X  ] Yes   [  ]No








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


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes   [ X ]No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                               JPS AUTOMOTIVE L.P.
                          JPS AUTOMOTIVE PRODUCTS CORP.
 -------------------------------------------------------------------------------
                  (Name of Registrants as Specified in Charter)


have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.











                             JPS Automotive Products Corp.                         JPS Automotive  L.P.
                                                                                   By: PACJ, Inc.,
                                                                                   its general partner

March 27, 1998               By:     /s/ J.  Michael Stepp                  By:  /s/ J.  Michael Stepp
--------------------             ------------------------------------          -----------------------
Date                                      J.  Michael Stepp                        J.  Michael Stepp
                                          Executive Vice President                 Executive Vice President
                                          & Chief Financial Officer                & Chief Financial Officer








INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.








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